SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Notice to the market

São Paulo, September 23, 2015 - GOL Linhas Aéreas Inteligentes S.A. “Gol” or “Company” (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B-, Fitch: B-, Moody’s: B3), pursuant to Article 157, paragraph 4 of Law 6404 of December 15, 1976, as amended, and Instruction 358 of the Brazilian Securities and Exchange Commission (“CVM”) of January 3, 2002, as amended, hereby informs its shareholders and the market in general that, on this date, was approved by the Company's Board of Directors a granting of a personal guarantee represented by a surety, in favor of the Debenture holders, to guarantee all of the obligations assumed by its subsidiary VRG Linhas Aéreas S.A. (“VRG”), within the scope of its sixth issue of non-convertible, unsecured debentures, with a personal guarantee, in a single series, with restricted placement efforts (“Debentures”), to be held by VRG.

Will be issued one hundred and five thousand (105,000) Debentures, at a nominal unit value of ten thousand reais (R$10,000.00), totaling, on the Issue Date (as defined below), one billion and fifty million reais (R$1,050,000,000.00). The Debentures will be publicly offered with restricted placement efforts, pursuant to CVM Instruction 476 of January 16, 2009, as amended (“CVM Instruction 476” and “Restricted Offering”, respectively).

For all legal purposes, the date of issue of the Debentures will be September 29, 2015 (“Issue Date”). The Debentures will be issued in a single series and (i) they will be valid for four (4) years as of the Issue Date; (ii) their nominal unit value will not be restated and (iii) they will yield interest corresponding to 132% of the accumulated variation of the average daily one-day, over extra grupo, Interbank Deposit Rate (DI), expressed as an annual percentage based on a year of two hundred and fifty-two (252) business days, calculated and disclosed by CETIP S.A. – Organized Markets, in its daily bulletin (“DI Rate”).

The Debentures will be amortized annually, in four (4) installments, the first of which on September 29, 2016, as follows: 1) September 29, 2016, R$100,000,000; 2) September 29, 2017, R$150,000,000; 3) September 29, 2018, R$400,000,000 and 4) September 29, 2019, the balance of the nominal unit value of the Debentures.

The proceeds from the Issue will be allocated to the restructuring of VRG’s financial liabilities exclusively through the full early redemption of VRG’s 4th and 5th debenture issues.

The Restricted Offering will be automatically exempt from registration with the CVM, pursuant to Article 6 of CVM Instruction 476.

This Notice to the Market is for information purposes only and shall not be interpreted or construed, for all legal purposes, as material to sell or promote the Debentures.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ri

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

1	GOL Linhas Aéreas Inteligentes S.A.

Notice to the market

GOL Linhas Aéreas Inteligentes S.A. (BMF&BOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America, offers around 900 daily flights to 73 destinations, 17 international, in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.